FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: August 14, 2020

Dragon Jade International Limited

(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Other Events

The Annual report of the registrant on Form 20-F could not be filed within the prescribed time period due to the fact that the Company was unable to finalize its financial results without unreasonable expense or effort, which resulted partially from the circumstances related to the coronavirus disease 2019 (COVID-19) pandemic outbreak.

The Company’s headquarters and operations are located in Hong Kong. Due to the ongoing outbreak of the COVID-19 since December 2019, anti-epidemic measures have been implemented. These actions prevented the Company’s employees to go to office to work regularly and prevented the Company’s accounting department from completing the financial data and related materials necessary for the 2020 audit to be completed in a timely manner. Moreover, the registrant’s receipt of information from certain third parties related to the completion of its financial information has been delayed. As a result, the Company could not solicit and obtain the necessary review of the Form 20-F in a timely fashion prior to the due date of the report.

The Company expects to file its Annual Report on Form 20-F within 45 days after August 14, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DRAGON JADE INTERNATIONAL LIMITED

August 14, 2020	By:	/s/ Yat Man Lai
	Its:	Executive Director

2